UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-37700 (Nicolet Bankshares, Inc.)

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

NICOLET NATIONAL BANK 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Nicolet Bankshares, Inc.
111 N. Washington Street
Green Bay, WI 54301

NICOLET NATIONAL BANK 401(k) PLAN

December 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator and Plan Participants
Nicolet National Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Nicolet National Bank 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2012.

April 27, 2021
Milwaukee, Wisconsin

NICOLET NATIONAL BANK 401(k) PLAN
Statements of Net Assets Available for Benefits

	December 31,
	2020	2019
Assets:
Investments at fair value	$67,813,324	$57,877,429

Receivables:
Employer	2,290,754	2,779,550
Employee	—	3
Notes receivable from participants	224,510	311,538
Total receivables	2,515,264	3,091,091

Net assets available for benefits	$70,328,588	$60,968,520

See accompanying notes to financial statements.

NICOLET NATIONAL BANK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2020	2019
Investment income:
Interest and dividends	$2,139,959	$2,143,884
Net appreciation (depreciation) in fair value of investments	6,717,644	9,316,404
Net investment income (loss)	8,857,603	11,460,288

Interest income on notes receivable from participants	15,590	18,578

Contributions:
Employer	2,291,324	2,772,514
Participant	2,975,074	2,663,969
Rollover	544,937	1,251,460
Total contributions	5,811,335	6,687,943

Deductions:
Benefits paid to participants	5,255,925	6,577,894
Administrative expenses	68,535	64,110
Total deductions	5,324,460	6,642,004

Net increase (decrease) in net assets available for benefits	9,360,068	11,524,805

Net assets available for plan benefits:
Beginning of year	60,968,520	49,443,715
End of year	$70,328,588	$60,968,520

See accompanying notes to financial statements.

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

(1)     Description of the Plan

The following description of the Nicolet National Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Nicolet National Bank (the Bank). Eligible employees are employees who have been employed for one month and are at least 21 years of age. In addition, part-time, temporary, or seasonal employees need to reach 1,000 hours in a calendar year to be eligible. Upon satisfying the eligibility requirements, an employee is eligible to participate in the Plan on the first day of the following month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan is administered at the direction of the Bank. The Trustees are responsible for the oversight of the Plan, determining the appropriateness of the Plan’s investment offerings and monitoring investment performance.

Contributions
Participants may elect to defer from 0% up to 100% of their eligible compensation, not to exceed the amount allowed by the Internal Revenue Service (IRS). The participant deferral election may also be subject to salary deferral limits on highly compensated employees, as defined in the Plan. Employees are automatically entered into the Plan, after becoming eligible, with a participant deferral of 6% of their eligible compensation, unless their election form indicates a different deferral percentage. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions, subject to IRS limitations. Participants are also allowed to make rollover contributions from other qualified plans.

The Bank makes a matching contribution equal to 100% of the participant’s elective deferral not to exceed 6% of eligible compensation for all participants that are employed on the last day of the Plan year. The Bank’s net matching contribution was $1,791,324 and $1,722,514 for the years ended December 31, 2020 and 2019, respectively. In addition, the Bank has the option to make a discretionary profit sharing contribution each year. The Bank made discretionary profit sharing contributions of $500,000 and $1,050,000 for the years ended December 31, 2020 and 2019, respectively.

Participant Accounts
All investments in the participants’ accounts are participant directed. The Plan allows participants to select from a variety of investment options including mutual funds and a common/collective trust.

Each participant’s account is credited with the participant’s contributions as well as allocations of the Bank’s contributions, plan earnings or losses, and certain administrative expenses. Participant accounts are reduced by any withdrawals and charged with loan setup and loan maintenance fees incurred by individual participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The employer’s matching and discretionary profit sharing contributions and related earnings become 25% vested after two years of credited service. The vesting percentage increases an additional 25% each year thereafter, with 100% vesting after five years of credited service.

Notes Receivable from Participants
Participants may borrow from their account in accordance with the provisions under the Plan. A participant may borrow a minimum of $1,000 and a maximum equal to the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s vested account balance. A participant can have up to one loan outstanding at any given time.

The notes bear a fixed interest rate of the prime rate plus 1%. Loans transferred or rolled into the Plan pursuant to the Bank’s merger with predecessor employers may be grandfathered to allow for more than one outstanding loan and may have interest rate terms that differ from the Plan’s current loan policy. Interest rates are set at the time of the funding of the loan. As of December 31, 2020, interest rates for outstanding loans ranged from 4.25% to 6.50% with maturities through 2042. Principal and interest are paid ratably through biweekly payroll deductions.

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

Payment of Benefits
Plan benefits are available at normal retirement (age 59 1/2), disability retirement, financial hardship withdrawal, death and termination of employment with vested interests. Benefits are paid in a lump sum payment. The Plan also allows for in-service distributions upon attaining age 59 1/2. Benefits are recorded when paid.

Administrative Expenses
The Plan pays some or all of the administrative expenses incurred in conjunction with the Plan and the Bank generally pays the audit fee. Notes receivable issuance and maintenance expenses are charged directly to the participant’s account and are included in administrative expenses.

Forfeited Accounts
Upon termination, the non-vested portion of employer contributions and the earnings thereon become subject to forfeiture. At December 31, 2020 and 2019, forfeited non-vested accounts totaled $135,047 and $59,765, respectively. Forfeitures surrendered are used to reduce the employer match contribution.

Plan Termination
Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, all participants will immediately become 100% vested in their accounts for all sources of contributions and the contributions will be distributed in accordance with the Plan’s provisions.

(2)      Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in accordance with GAAP requires Trustees to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates. Changes in the economic environment, financial markets and any other parameters used in determining these estimates and assumptions could cause actual results to differ from those estimates.

Risks and Uncertainties
The Plan, at the direction of its participants, invests in various investment securities. The Plan’s investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In March 2020, a novel strain of coronavirus (COVID-19) outbreak was declared a pandemic by the World Health Organization. The situation continues to evolve with direct and indirect economic impacts for industries and companies world-wide. As of the date of issuance, the ultimate length and severity of this pandemic cannot be reasonably estimated. Management will continue to monitor the impact of COVID-19 on the Plan and will reflect the consequences, as appropriate, in the Plan’s financial records.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Mutual funds and common stock fair values are based on quoted market prices. The investments in units of the common/collective trust funds are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as unrealized gains and losses on investments held during the year.

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. Delinquent notes receivable from participants are classified as distributions based upon the terms of the Plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
Loan and distribution recordkeeping fees are paid by the respective participant. All other expenses of maintaining the Plan are paid by the Plan and the Bank.

(3)      Fair Value Measurements

Fair value represents the estimated price at which an orderly transaction to sell an asset or liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are classified into three levels of the fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

Level 1 – Quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Significant unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2020 and 2019, and there have been no transfers between fair value levels.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the NAV of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund minus its liabilities, and then divided by the number of shares outstanding. The NAV’s share price is quoted on a private market that is not actively traded; however, the share price is based on underlying investments which are traded on an active market. The NAV is used as a practical expedient to estimate fair value. The use of NAV as fair value is considered appropriate as the fund does not have a finite life, unfunded commitments, or significant restrictions on redemptions. The NAV practical expedient is used for valuation, unless it is probable that the fund will sell a portion of the investment at an amount different from the net asset valuation.

Nicolet Bankshares, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis.

December 31, 2020	Level 1	Level 2	Level 3	Total
Mutual funds	$58,271,980	$—	$—	$58,271,980
Nicolet Bankshares, Inc. common stock	4,239,367	—	—	4,239,367
Total assets in the fair value hierarchy	62,511,347	—	—	62,511,347
Common/collective trust measured at NAV (a)				5,301,977
Investments at fair value	$62,511,347	$—	$—	$67,813,324

December 31, 2019	Level 1	Level 2	Level 3	Total
Mutual funds	$48,732,758	$—	$—	$48,732,758
Nicolet Bankshares, Inc. common stock	5,025,788	—	—	5,025,788
Total assets in the fair value hierarchy	53,758,546	—	—	53,758,546
Common/collective trust measured at NAV (a)				4,118,883
Investments at fair value	$53,758,546	$—	$—	$57,877,429

(a)Investments measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(4)      Tax Status

The Plan Administrator has received a favorable tax determination letter, dated March 31, 2014, from the IRS indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.

(5)      Party-In-Interest Transactions

During the course of the year, the Plan may enter into certain party-in-interest transactions with the Bank or its holding company, Nicolet Bankshares, Inc. The Bank may provide a discretionary contribution to the Plan’s participants, which is based on the earnings of Nicolet Bankshares, Inc. A $500,000 discretionary contribution was made for the 2020 plan year and a $1,050,000 discretionary contribution was made for the 2019 plan year.

Effective January 1, 2016, the Plan was amended and restated disallowing the purchase of additional shares of Nicolet Bankshares, Inc. common stock through the Plan. Participants may continue to hold shares already in the Plan or may sell or take an in-kind distribution of the shares. The Plan had the following transactions for shares of Nicolet Bankshares, Inc. common stock.

	Years Ended December 31,
	2020	2019
Sales of stock:
Number of shares	4,160	21,194
Value of shares on transaction dates	$251,837	$1,403,199

NICOLET NATIONAL BANK 401(k) PLAN
Notes to Financial Statements

The third-party administrator for the Plan is Alerus Retirement Solutions and the costs for the services related to Plan administration (which qualify as party-in-interest transactions) paid for by the Plan amounted to $68,535 and $64,110 for the years ended December 31, 2020 and 2019, respectively.

The above party-in-interest transactions, as well as, notes receivable from participants, are not considered prohibited transactions by statutory exemptions under ERISA regulations.

(6)      Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, April 27, 2021, and has determined that no significant events occurred after December 31, 2020, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

NICOLET NATIONAL BANK 401(k) PLAN
Schedule H, Part IV, Line 4i:
Schedule of Assets (Held at End of Year)
 December 31, 2020
 Employer Identification Number: 39-1990426
 Plan Number: 001

	Identity of issue, borrower, lessor, or similar party	Description of assets	Shares	Cost	Fair Value
	American Funds	EuroPacific Growth Fund	71,315	(a)	$4,942,138
	American Funds	New World Fund	32,231	(a)	2,833,424
	Dodge & Cox	Income Fund	527,104	(a)	7,722,073
	Dodge & Cox	Stock Fund	33,791	(a)	6,506,845
	Fidelity	Strategic Income Fund	278,457	(a)	3,561,461
	JP Morgan	Smart Retirement 2020	5,106	(a)	94,609
	JP Morgan	Smart Retirement 2025	2,450	(a)	47,183
	JP Morgan	Smart Retirement 2030	5,319	(a)	110,219
	JP Morgan	Smart Retirement 2035	10,673	(a)	233,209
	JP Morgan	Smart Retirement 2040	754	(a)	17,715
	JP Morgan	Smart Retirement 2045	12	(a)	280
	JP Morgan	Smart Retirement 2050	3,754	(a)	86,782
	JP Morgan	Smart Retirement 2055	965	(a)	25,687
	JP Morgan	Smart Retirement 2060	4,100	(a)	86,554
	JP Morgan	Smart Retirement Inc	5,099	(a)	88,822
	MFS	International Intrinsic Value Fund	93,317	(a)	4,838,486
	Primecap Odyssey	Aggressive Growth Fund	64,620	(a)	3,468,131
	T Rowe Price	Blue Chip Growth Fund	49,955	(a)	8,287,531
	T Rowe Price	Small Cap Value Fund	60,768	(a)	3,206,139
	T Rowe Price	International Discovery Fund	1,899	(a)	172,671
	Vanguard	Selected Value Fund	93,170	(a)	2,420,553
	Vanguard	Dividend Growth Fund	163,130	(a)	5,422,451
	Vanguard	500 Index Fund	11,827	(a)	4,099,017
	Total mutual funds				58,271,980

	Wells Fargo	Stable Value Fund	94,543	(a)	5,301,977
*	Nicolet Bankshares, Inc.	Common stock	63,894	(a)	4,239,367
	Total investments per Statement of Net Assets				67,813,324

*	Notes Receivable from Participants	4.25% to 6.50% notes, maturing through 2042			224,510

	Total investments (held at end of year)				$68,037,834

*	Party-in-interest
(a)	Cost information is not required for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicolet National Bank 401(k) Plan

By:	/s/ Ann Lawson

Title: Chief Financial Officer
Nicolet National Bank

Date: April 27, 2021

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Wipfli LLP